Exhibit 99.2

LETTER TO SHAREHOLDERS

Dear Shareholder:

First Merchants Corporation is pleased to announce our amended Dividend Reinvestment and Stock Purchase Plan (the “Plan”). This Plan offers our shareholders the opportunity to purchase shares of First Merchants Corporation common stock with automatically reinvested dividends in a convenient and cost-effective manner.

Enclosed is a prospectus which describes the Plan (the “Prospectus”). I urge you to read it carefully as you evaluate your participation and encourage you to retain the Prospectus for future reference.

Participation in the Plan is entirely voluntary, and you may enroll or terminate your participation at any time, in accordance with the terms and conditions of the Plan. If you do not enroll in the Plan, you will continue to receive checks whenever cash dividends are paid by First Merchants Corporation.

If you are an existing participant in the Dividend Reinvestment and Stock Purchase Plan and do not want to make any changes, you need do nothing. Your account(s) and subsequent dividends will continue to be reinvested.

Enrollment begins by completing the enclosed Enrollment Form and mailing it to American Stock Transfer & Trust Company, LLC, the Plan Administrator, at P.O. Box 922, Wall Street Station, New York, NY 10269-0560. Alternatively, you may download an Enrollment Form at our website at http://www.firstmerchants.com by first clicking on the “Investor Relations” link, then clicking on the “Click here to access Shareholder Information” link and then clicking on the “Stock Purchase Program” link, and completing and mailing the Enrollment Form as described above. Enrollment Forms may also be obtained from American Stock Transfer by writing to American Stock Transfer at the address provided above or by telephoning them at (888) 401-4448. Further, shareholders may enroll online by visiting the American Stock Transfer website at http://www.amstock.com and clicking on “Enroll in Dividend Reinvestment.” The instructions for enrolling are also included in the Prospectus under the caption “PARTICIPATION—How does an eligible shareholder participate?”. If you have any questions about the Plan, please call American Stock Transfer at (888) 401-4448. You may also contact Cynthia G. Holaday, Shareholder Relations Officer, First Merchants Corporation, 200 East Jackson Street, Muncie, Indiana 47305 (Telephone: (765) 747-1500).

Thank you for continued interest in and support of First Merchants Corporation.

Sincerely,

/s/ Michael C. Rechin

Michael C. Rechin

President and Chief Executive Officer